LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

March 18, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

       Amendment 4

Dear Mr. McWilliams:

We have received the comment letter dated March 16, 2009 and after review have made the following additions, amendments or have comments to your comments as set forth hereinafter.  Paragraphs numbered in this letter follow the same paragraph numbers in your letter.

2.

 Have revised the Prospectus accordingly on page 3.

3.

 Have done so on page 12.

4.

Have done so see page 5 last sentence of Forward Looking Statements

5.

Have made changes that are marked in Risk Factors to accommodate your comments.

6.

See 5 above.

7.

Have rewritten that section.  See changes marked.

8.

Have deleted the sentence relating to the pro shop.

9.

Have changed the legal opinion in Exhibit 5.1.

We marked all changes for your convenience.

Very truly yours,

Henry C. Casden

HENRY C. CASDEN